EXHIBIT 2.1

STRICTLY CONFIDENTIAL

Term Sheet for Private Placement

Issuer:	iTrackr Systems, Inc., a Florida Corporation

Ticker Symbol (Market):	IRYS (OTCBB)

Description:	Cornucopia Equity Management, LLC, a Delaware limited partnership (the "Fund") will provide financing (the "Financing") for a period of up to twelve (12) months following the Closing Date.

Private Placement:	The Financing is intended to qualify for the private offering exemption under Section 4(2) of the Securities Act of 1933 (as amended) ("Section 4(2)") and accordingly the Issuer shall file a Form D for the Financing with the Securities and Exchange Commission and make all other relevant securities law filings and disclosures (including any necessary "blue sky" filings).

Termination:	The Financing may not be terminated by either party, the Financing will automatically terminate when the aggregate maximum amount has been funded or on the first anniversary of the Closing Date, whichever comes first.

Amounts to Be Funded:	A minimum of Eighty Thousand US Dollars ($80,000) and a maximum of One Million US Dollars ($1,000,000) at a purchase price of Forty Cents ($.40). The first tranche of Eighty Thousand ($80,000) due within 60 days of signing.

Use of Proceeds:	The Issuer shall apply the proceeds of the Financing to working capital purposes with no restrictions.

Registration Rights:	The Fund will have piggy back registration rights.

Share Issuance:	The Issuer will have Transfer Agent issue newly issued Restricted Shares within 3 business days of receiving funds.

Binding Effect:	This Term Sheet is binding on the Issuer and the Fund once signed by both parties.

Dated: February 9, 2012

iTrackr Systems, Inc.

By:
John Rizzo
Chief Executive Officer

Cornucopia Equity Management, LLC

By:	General Partner

By:
Managing Member